

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



10015374

3 March 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	30 November 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Todd Petroleum Mining Company Limited & Todd Tasman Oil Ltd
Date of change	1 March 2010
No. of securities held prior to change	**Beneficial:** 3,159,118 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund **Non Beneficial:** 163,103,314 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 25,920,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	82,876
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	82,876 @ AUD0.20 each

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 3,241,994 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund **Non Beneficial:** 163,103,314 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 25,920,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Oil Production Begins From M2A Appraisal/Development Well

Cue is pleased to announce that oil production has commenced from the M2A appraisal/development well, MR9, on the Maari Field. Flow testing will continue for several days after which the well is expected to provide incremental oil production to that of the existing 5 production wells in the main Moki Formation reservoir.

The MR9 well was successfully drilled in September 2009 to assess the M2A Sandstone, which lies about 50 m above the main Moki Formation reservoir (see attached field cross-section). The M2A zone is estimated to contain P50 oil-in-place of 33.6 million barrels

The Maari Oil Field is located in PMP 38160 in the offshore Taranaki basin, New Zealand.

The participants in the Maari Field are:

- Cue Taranaki Pty Ltd 5%
- OMV NZ Ltd (Operator) 69%
- Todd Maari Limited 16%
- Horizon Oil International Limited 10%
  (a wholly owned subsidiary of Horizon Oil Limited (HZN))

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

3 March 2010

MAARI/MANAIA SCHEMATIC CROSS-SECTION



SW
Maui-4
6 km
Maari
Well Head Platform
NE
Depth mSS
0
100
1000
2000
Source: OMV Oct 2009
Plio-
Pleistocene
Miocene
Oligocene
Eocene
Manganui Formation
Manaia Moki Sandstone
Appraisal Opportunity
M2A Sandstone
Moki Sandstone
Lower Manganui Fm
Ngatoro Group
Mangahewa Fm
Maari Mangahewa Sandstone
Appraisal Opportunity
Manaia Structure
Maari Structure